UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

SEC File Number 000-56012 CUSIP Number 75955V108

NOTIFICATION OF LATE FILING

(Check one)	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: March 31, 2026

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

ONAR Holding Corporation (ONAR)
Full Name of Registrant

Former Name if Applicable

990 Biscayne Blvd., 5th Floor

Address of Principal Executive Office (Street and Number)

Miami, FL 33132

City, State and Zip Code

PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

ONAR Holding Corporation (the “Company”) has determined that it is unable to file the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2026 (the “Form 10-Q”) without unreasonable effort or expense and is filing this Notification of Late Filing on Form 12b-25 with respect to the Form 10-Q.

As previously reported on the Company’s Form 12b-25 filed on March 31, 2026 with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025 (the “NT 10-K”), the Company’s audit firm needs more time to complete its audit procedures and review the financials for the year ended December 31, 2025. As a result of this, the Company has been unable to complete the preparation of its financial statements and disclosures for the reporting period, and therefore is unable to file the Form 10-Q on or before the prescribed filing date without unreasonable efforts or expense. In light of the ongoing delay regarding the completion of the audit, the Company does not currently expect to file the 10-Q on or before the fifth-day extension period granted pursuant to Rule 12b-15 under the Securities and Exchange Act of 1934, as amended.

Forward-Looking Statements

This Form 12b-25 includes information that constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the Company’s current beliefs, assumptions and expectations regarding future events, which in turn are based on information currently available to the Company. Such forward-looking statements include statements regarding the anticipated timing of filing the Report. By their nature, forward-looking statements address matters that are subject to risks and uncertainties. A variety of factors could cause actual events and results to differ materially from those expressed in or contemplated by the forward-looking statements. These factors include, without limitation, the risk that additional or different information may become known prior to the expected filing of the periodic report described herein. Other risks affecting the Company are discussed in the Company’s filings with the Securities and Exchange Commission. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by applicable laws.

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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Claude Zdanow	(213)	437-3081
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes  ☒ No

The registrant has not yet filed its Annual Report on Form 10-K for the fiscal year ended December 31, 2025. The Company’s NT 10-K was filed on March 31, 2026. The registrant's Annual Report on Form 10-K is expected to be filed promptly upon completion of the audit.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes   ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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ONAR Holding Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date May 18, 2026	By:	/s/ Claude Zdanow
Claude Zdanow,
Chief Executive Officer

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